[Letterhead of Simpson Thacher & Bartlett LLP]

September 11, 2014

VIA COURIER AND EDGAR

Re:	Medley Management Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on September 3, 2014 File No. 333-198212

Christian Windsor, Esq.
Division of Corporation

Finance Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of Medley Management Inc. (“Medley”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its Class A common stock, marked to show changes from Amendment No. 1 to the Registration Statement filed on September 3, 2014. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated September 9, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Medley.

Securities and Exchange Commission	-2-	September 11, 2014

Risks Related to this Offering and Ownership of our Class A Common Stock, page 45

1.	Please revise these risk factors to include a much more specific discussion of the impact of the percentage of the economic and voting interests held by the pre-IPO owners and other LLC Unit holders. Also, revise your disclosure to differentiate the percentage of LLC Units held by non-managing members of Medley LLC and other pre-IPO owners.

Medley has revised the disclosure on page 45 to include a more specific discussion of the impact of the Class B common stock on the Class A common stock.

Medley respectfully advises the Staff that while its “pre-IPO owners” presently comprise all of the “non-managing members of Medley LLC,” Medley LLC may in the future admit additional non-managing members that would not constitute pre-IPO owners. Medley has revised Amendment No. 2, including the risk factor on page 42, to so disclose.

Organizational Structure, page 51

Refinancing Transactions, page 54

2.	We note on August 19, 2014 you entered into a new $15.0 million senior secured revolving credit facility with City National Bank which has been undrawn as of September 2, 2014. Please disclose your intentions, if any, to utilize this credit facility and how those proceeds would be used.

Medley respectfully advises the Staff that, while it has not drawn on the Revolving Credit Facility and it does not expect any amounts to be outstanding under the Revolving Credit Facility at the closing of the offering, it may in the future draw under the Revolving Credit Facility for general corporate purposes, including funding working capital needs. Medley has revised Amendment No. 2 on pages 54 and 101 to so disclose.

Unaudited Pro Forma Consolidated Financial Information, page 62

Unaudited Pro Forma Consolidated Balance Sheet, page 64

3.	We note your response to comment three. You stated that distributions of $81.5 million were paid to the pre-IPO owners subsequent to June 30, 2014. However we note your pro forma financial statements only reflect a distribution of $74.5 million paid to Medley LLC’s members. Please tell us where the remaining $7 million of distributions is reflected within your pro forma financial statements and how such distributions were funded.

Upon further consideration of SAB Topic 1.B.3, Medley has updated the unaudited pro forma financial information to include the actual $7.0 million distribution that was made as a distribution payable. Medley has determined that the intended distribution of up to $9.0 million should not be included in the unaudited pro forma information because the actual amount of the distribution is not yet determinable. In addition, the distribution will relate to earning generated subsequent to the June 30, 2014 pro forma balance sheet date.

Securities and Exchange Commission	-3-	September 11, 2014

4.	To enhance the transparency of your disclosure and to make it easier for an investor to follow, please consider presenting the following pro forma events in separate adjustments:
•	the repayment of $1.1 million under CNB Credit Agreement on July 1, 2014,
•	the receipt and borrowing of the Term Loan Facility,
•	the use of proceeds borrowed under the Term Loan Facility, including the repayment of $33.2 million under the CNB Credit Agreement, $2.1 million in related fees, and $74.5 million distribution to Medley LLC members,
•	the deferral of debt issuance costs associated with the Term Loan Facility, and
•	the write-off unamortized balance of debt issuance costs associated with the CNB Credit Agreement.

Medley has revised the Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2014 on page 65 to present each pro forma event in separate adjustments and has revised corresponding footnotes (1), (2) and (4) thereto on page 66.

Unaudited Pro Forma Consolidated Statements of Operations, page 66

5.	Please expand pro forma adjustment footnotes (1) and (2) on both pages 67 and 70 to clearly disclose how you computed the adjustments to interest expense and provision for income taxes.

Medley has revised footnotes (1) and (2) to the Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013 on page 69 and footnotes (1) and (2) to the Unaudited Pro Forma Consolidated Statements of Operations for the Six Months Ended June 30, 2014 on page 72 to disclose the computation of the adjustments to interest expense and provision for income taxes.

Securities and Exchange Commission	-4-	September 11, 2014

Medley LLC and Medley GP Holdings LLC for the period ended June 30, 2014, page F-45

Combined and Consolidated Balance Sheet, page F-46

6.	In your response to comment seven you state that you will include consideration of SAB Topic 1.B.3 in the presentation of pro forma earnings per share to be presented in the Unaudited Pro Forma Statement of Operations. We do not object to the fact that your pro forma presentation on page 70 should address these events, however, the point of SAB Topic 1.B.3 is that the historical financial statements should be modified to reflect the effects of the distribution. Given that the distribution was paid using a bridge loan and that, according to page 57, you intend to repay the bridge loan with the proceeds of the initial public offering, we continue to believe that the guidance of SAB Topic 1.B.3 applies to your situation. Please revise your historical financial statements accordingly to reflect pro forma earnings per share giving effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Provide clear and transparent footnote disclosure explaining how you computed the adjustments in this pro forma presentation.

Medley has revised the combined and consolidated statements of operations of Medley LLC and Medley GP Holdings LLC for the year ended December 31, 2013 and the six months ended June 30, 2014 to reflect pro forma earnings per unit giving effect to the increase in the number of units which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn and has provided clear footnote disclosure explaining how it calculated the adjustments.

Correspondence filed September 5, 2014

Appendix A

Capitalization, page 59

7.	Please revise to break out the table into separate columns to give separate effect to the various events described in the bullets in your narrative, or revise the bullets to provide sufficient detail to allow the reader to recalculate the amounts presented here.

Medley has revised the capitalization table on page 59 to include separate adjustment columns giving effect to the Refinancing Transactions and Distributions and the Offering Transactions. Medley has also included footnotes (1) and (2) to the capitalization table on page 60 to indicate the applicable footnotes contained in the unaudited pro forma financial information.

Securities and Exchange Commission	-5-	September 11, 2014

Dilution, page 60

8.	Revise to more clearly disclose how the adjustment to give effect to the offering of $4.84 per share was computed.

Medley respectfully advises the Staff that as a result of changes made in response to comment 3 above, the adjustment to give effect to the offering of $4.84 per share has been changed to $4.90 per share. Please see the table detailing the computation.

	Amounts excluding noncontrolling interest in funds and other
	Pre IPO net				Post-IPO net
	deficit per share		Net Proceeds		deficit per
	(C)		(D)		share
Equity	(115,664,000)		113,880,000	( C) + (D)	(1,784,000)
Shares	23,333,333		6,000,000	( C) + (D)	29,333,333
Per Share	$(4.96	)(B)	$18.98		$(0.06	)(A)

Change due to IPO (A) - (B)					$4.90

Medley revised the table on page 61 to read; “Increase in pro forma net tangible book value per share after giving effect to this offering”. Medley deleted the reference to Class A common stock, which should not have been included.

9.	Tell us why the $20.82 dilution per share amount in your table is presented as a negative amount.

Medley acknowledges the Staff’s comment and has revised the table on page 61 to present the dilution per share amount as a positive amount.

Securities and Exchange Commission	-6-	September 11, 2014

Unaudited Pro Forma Consolidated Financial Information, page 62

10.	Refer to the second bullet point. Please expand your disclosure here and in pro forma adjustment (6) on page 65 to disclose the amount of the underwriting discount.

Medley has revised the second bullet point on page 63 and footnote (6) to the Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2014 on page 66 to disclose the amount of the underwriting discount.

Unaudited Pro Forma Consolidated Balance Sheet, page 64

11.	Revise to more clearly disclose how your adjustments reflect the discount on the Term Loan Facility discussed in pro forma footnote (1).

Medley has revised footnote (1) to the Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2014 on page 66 to indicate that the adjustment reflects the incurrence of $110.0 million of borrowings under the Term Loan Facility, which were issued net of an original issue discount of $1.1 million, resulting in net cash proceeds of $108.9 million.

12.	We note that pro forma adjustment (7) reflects the repayment of $15 million under the Senior Secured Credit Facilities using a portion of the net proceeds from this offering. As it is noted on page 54 within your Amendment 1 to the Registration Statement filed on Form S-1 on September 3, 2014, your term “Senior Secured Credit Facilities” represents both the Term Credit Facility and the Revolving Credit Facility. If true, please revise your disclosure to state that the repayment relates solely to the Term Credit Facility. If not, please revise your pro forma financial statements to reflect the amount drawn from the Revolving Credit Facility. Similarly revise your Capitalization Table disclosures on page 59.

Medley has revised footnote (7) to the Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2014 on page 66 to clarify that the adjustment reflects the repayment of $15.0 million under the Term Loan Facility.

Securities and Exchange Commission	-7-	September 11, 2014

13.	We note that you recognized the issuance of your Class A common stock and Class B common stock within pro forma adjustment (9). Please consider disaggregating the issuance of each class of your common stock into separate pro forma adjustments. In addition, please clearly identify what is being exchanged into Class B common stock. To the extent that such issuance represents a contribution, please state that fact in your disclosure.

Medley has revised the pro forma adjustments to disaggregate the issuance of each class of common stock. Medley respectfully advises the Staff that the 100 shares of Class B common stock were issued to Medley Group LLC in exchange for the par value thereof on June 13, 2014 in connection with the incorporation of Medley Management Inc., and accordingly, no additional exchange or contribution in relation to the Class B common stock will occur in connection with the Offering Transactions. Medley has revised footnote (9) to the Unaudited Pro Forma Consolidated Balance Sheet on page 66 to so clarify.

14.	Refer to pro forma adjustment footnote (10). To enhance the transparency of your disclosure, please provide a detailed breakout of your additional paid in capital in a tabular presentation, and clearly disclose how each amount was calculated.

Medley has revised footnote (10) to the Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2014 on page 67 to address the Staff’s comment.

15.	Please disclose how amounts are calculated as it relates to adjustments made to your non-controlling interest.

Medley advises the Staff that the adjustment is calculated such that the pro forma non-controlling interest in Medley LLC, after adjustment, represents 79.5% of the total equity of Medley Management Inc., excluding the non-controlling interest in Consolidated Funds and the non-controlling interest in other consolidated subsidiaries, and pro forma common stock and capital deficit of Medley Management Inc. represent the remaining 20.5%. Medley has revised footnote (11) to the Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2014 on page 67 to disclose the information above and also has included the table below:

	Amount	Percentage
Non-controlling interest in Medley LLC	($1,419)	79.5%
Common stock and capital deficit of Medley Management Inc.	(365)	20.5%
Total	($1,784)	100%

Securities and Exchange Commission	-8-	September 11, 2014

Unaudited Pro Forma Consolidated Statements of Operations, page 67

16.	In pro forma adjustment (4), please revise to disclose the amount of guaranteed payments made to your senior professionals that is recognized as compensation expense.

Medley has revised footnote (4) to the Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013 on page 69 to disclose the amount of guaranteed payments made to its senior professionals that is recognized as compensation expense.

17.	Revise Note (8) to disclose the computation of your earnings per share of $0.21 in a tabular format.

Medley has revised footnote (8) to the Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013 on page 70 and footnote (8) to the Unaudited Pro Forma Consolidated Statements of Operations for the Six Months Ended June 30, 2014 on page 73 to disclose the computation of its earnings per share of $0.21 in a tabular format.

* * * * *

Medley has filed with Amendment No. 2 a number of exhibits. Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Suzanne Hayes
Kevin W. Vaughn
Yolanda Trotter
Eric Envall

Medley Management Inc.
John Fredericks

Skadden, Arps, Slate, Meagher & Flom LLP
Phyllis G. Korff
David J. Goldschmidt